UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

EXPLANATORY NOTE

Taro Pharmaceutical Industries Ltd. (“Taro”) hereby furnishes this amended Report of Foreign Private Issuer on Form 6-K/A (this “Amended Form 6-K”) to amend the 6-K furnished to the Securities and Exchange Commission on February 2, 2016 (the “Original Form 6-K”). The sole purpose of this Amended Form 6-K is to reflect the correction of a clerical error related to the day of the week upon which Taro plans to release its third quarter financial results from “Tuesday, February 10, 2016” as it appeared in the Original Form 6-K, to “Wednesday, February 10, 2016”, which correction appears in the corrected press release included herein.

Other than the foregoing revision, the press release has not been revised from the form in which it appeared in the Original Form 6-K.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS: Michael Kalb GVP, CFO (914) 345-9001 Michael.Kalb@taro.com	William J. Coote (914) 345-9001 William.Coote@taro.com

TARO TO ANNOUNCE THIRD QUARTER RESULTS ON FEBRUARY 10, 2016

Hawthorne, NY, February 2, 2016 – Taro Pharmaceutical Industries Ltd. (NYSE: TARO) announced today that it plans to release its financial results for the quarter and nine months ended December 31, 2015, after the close of market on Wednesday, February 10, 2016.

Consistent with the Company’s policy, Taro will conduct its next earnings call when it announces its financial results for the year-ending March 31, 2016.

The release will be accessible on Taro’s website at www.taro.com.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 3, 2016

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ Subramanian Kalyanasundaram
        Name:  Subramanian Kalyanasundaram
        Title:    Chief Executive Officer and Director